

September 23, 2011

<u>Via E-mail</u>
Mr. James M. Zemlyak
Chief Financial Officer
Sifel Financial Corp.
One Financial Plaza
501 North Broadway
St. Louis, MO 63102

   RE: **Stifel Financial Corp.**
      Forms 10-K and 10-Q for the Fiscal Year/Period Ended December 31, 2010
      and June 30, 2011
      Filed February 28, 2011 and August 9, 2011
      File No. 1-09305

Dear Mr. Zemlyak:

   We have reviewed your response letter dated September 14, 2011 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2011

Note 15 – Legal Proceedings, page 29

1. We note your response to comment 3 from our letter dated September 2, 2011. In your proposed disclosure, you state that you believe such losses will not have a material effect on your company's consolidated financial condition. Please tell us, and revise your disclosure as appropriate, whether such losses will have a material effect on your other financial statements, including your results of operations. If material, please revise in future periodic filings to disclose an estimate of the additional loss or range of loss. Please include your proposed disclosures in your response.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant